SOGOTRADE, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SogoTrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 514
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis W. Maloney — 212 425 9264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Ste B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Dennis W. Maloney_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SogoTrade, Inc._____ , as of __December 31_____ , 20 __18____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Dennis W. Maloney
Signature

President
Title

Valerie J Stanolevich
Notary Public

Valerie J Stanolevich

VALERIE J STANOLEVICH
Notary Public – State of New York
NO. 01ST6295714
Qualified in New York County
My Commission Expires Jan 6, 2022

Dated
FeBruary
4th 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOGOTRADE, INC

DECEMBER 31, 2018

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of SogoTrade, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SogoTrade, Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SogoTrade, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SogoTrade, Inc.'s management. Our responsibility is to express an opinion on SogoTrade, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SogoTrade, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as SogoTrade, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 28, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

SOGOTRADE, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash	$ 822,677
Due from clearing broker	1,367,271
Accounts receivable	71,515
Prepaid expenses	119,690
Furniture and equipment, net of accumulated depreciation ($121,739)	2,242
Other assets	24,261
Total assets	$ 2,407,656
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 270,023
Due to affiliates	30,000
Subordinated loan payable	500,000
Total liabilities	800,023
Stockholder's equity:	
Preferred stock: Series A - no par value	
4,000 shares authorized	
1,000 shares authorized, issued and outstanding	1,048,845
Common stock: no par value	
100 shares authorized, issued and outstanding	104,885
Retained earnings	453,903
Stockholder's equity	1,607,633
Total liabilities and stockholder's equity	$ 2,407,656

See notes to the financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

SogoTrade, Inc. (formerly known as Wang Investment Associates, Inc.) (the "Company") was formed on March 27, 1986 in the State of South Carolina as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

On December 16, 2010, the Company was incorporated under Section 102 of the Delaware General Corporation Law. On December 21, 2010, Wang Investment Associates, Inc. of South Carolina was merged into the Delaware Company and the South Carolina entity ceased its existence. The Delaware Company as the surviving corporation acquired all of the rights, property and liabilities of the South Carolina Corporation pursuant to Delaware and South Carolina laws. On January 1, 2014, the Company was acquired by Sogo Financial Management, LLC and effective January 23, 2014; the Company changed its name from Wang Investment Associates, Inc. to SogoTrade, Inc.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency and riskless principal transactions.

The Company clears all of its transactions through securities clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) since it uses other securities firms for clearing.

Pursuant to an agreement between the Company and Apex Clearing Corporation (APEX), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by APEX.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Revenue recognition
The Company's financial statements are prepared using the accrual method of accounting. The Company earns its revenues from commissions for agency transactions and for riskless principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Receivable from clearing broker
Receivable from clearing broker consists of money due from the Company's clearing firm, Apex Clearing Corporation, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2018.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income taxes
The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at December 31, 2018.

Uncertain tax positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits, as it has no known tax positions that would subject the Company to any material income tax exposure. The tax years that remain subject to examination are the periods beginning on January 1, 2015 for all major tax jurisdictions.

Concentration of risk
The Company maintains cash in bank accounts which are non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment
Depreciation on property and equipment is provided using accelerated methods over their estimated useful lives of 5 to 7 years.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective beginning after December 15, 2018. The Company is currently evaluating the new guidance to determine the impact it will have on its financial statements and has elected not to adopt this ASU early in these financial statements.

Revenue recognition

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

3. **OPERATING LEASE**

The Company subleases its office facility at 1 McBride & Son Center Dr. #288, Chesterfield MO 63005, under an amended operating lease expiring May 31, 2023. The Company's monthly rent was $6,856 from January 1, 2018 through March 31, 2018 and increased to $8,995 for the period April 1, 2018 through December 31, 2018. In addition, The Company entered into a first amendment and paid to the Landlord an additional rent of $2,000 per month for placing "Sogotrade" signs on the outside of the building from January 1, 2018 through December 31, 2018.

The Company renewed the lease for office space at 11 Broadway, 5th Floor, New York, NY, expiring in November 2019. The Company's monthly rent is $4,824.

The approximate minimum future rental payments required as of December 31, 2018, over the term of the lease are as follows:

For the Years Ended December 31:		
2019	$	133,550
2020		136,310
2021		139,070
2022		140,220
2023		58,425
	$	607,575

4. **RELATED PARTY TRANSACTIONS**

An affiliated company Max Tech LLC, which is wholly-owned by Sogo Financial Management LLC (the Company's holding company), provided technical services to the Company for which it was billed $360,000. The Company has an outstanding balance due to Max Tech LLC of $30,000 as of December 31, 2018.

5. **INCOME TAXES**

Our company is included in the consolidated tax return of Sogo Financial Group, Inc. We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Sogo Financial Group, Inc. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

5. **INCOME TAXES** *(continued)*

Any difference between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) Sogo Financial Group, Inc. for tax expense are treated as either dividends or capital contributions. Accordingly, the amount by which our tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of Sogo Financial Group, Inc. is periodically settled as a capital contribution from Sogo Financial Group, Inc. to us.

6. **COMMITMENTS AND CONTINGENCIES**

As a regulated securities broker dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that we can define that will have a material adverse effect on the Company's financial condition.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $1,855,936, which exceeded the required minimum net capital of $20,002 by $1,835,934. Aggregate indebtedness at December 31, 2018 totaled $300,023. The Company's percentage of aggregate indebtedness to net capital was 16.17%.

8. **SUBORDINATED LOANS PAYABLE**

In May 2018, the Company entered into a renewable, subordinated loan agreement with Sogo Financial Group, Inc. in the amount of $500,000 which bears an interest rate of 11.5% per annum, with a maturity date of May 24, 2019. The subordinated borrowing is with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the companies continued compliance with minimum net capital requirements, they may not be repaid.

9. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2018 and through the date of the Independent Auditors' Report and determined that there are no material events that would require disclosures in the Company's financial statements.